ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated December 9, 2013

ETRACS Alerian Natural Gas MLP Index ETN

Profile		ETN Ticker: MLPG
Issuer	UBS AG	Key Features
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)	– Quarterly income potential
Underlying Index	Alerian Natural Gas MLP Index	– Tax administration benefit
Current Yield (annualized)[2]	5.15%	– Convenience of an exchange-traded
Initial Trade Date	7/13/2010	security
Maturity Date	7/09/2040
Annual Tracking Rate	0.85% accrued on a daily basis
CUSIP	902641620
Primary Exchange	NYSE Arca

About the ETN

The ETRACS Alerian Natural Gas MLP Index is designed to track an investment in the Alerian Natural Gas MLP Index (the “Index”), and pay a variable quarterly coupon linked to the cash distributions associated with the underlying MLP constituents, less investor fees.

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

Why Invest In MLPs?

MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage, or transportation of any mineral or natural resource. Because the MLP structure requires the distribution of at least 90% of an MLP’s income to investors (known as unit holders), MLPs have typically produced attractive historical yields compared to other income-oriented investments and have exhibited relatively low historical correlation to the market prices of a wide range of asset classes, including equities and commodities.

About the Underlying Index

The Index is an equal-weighted composite of the 20 largest natural gas infrastructure MLPs by market capitalization. The Index, whose constituents earn the majority of their cash flow from the transportation, storage and processing of natural gas and natural gas liquids, provides investors with a benchmark for the infrastructure component of the natural gas industry. The Index was created in January 2010 and has no performance history prior to that date.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Alerian Natural Gas MLP Index ETN

Historical Index Returns

	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
Alerian Natural Gas MLP Total Return Index	-3.79%	2.37%	6.42%	30.34%	50.98%	N.A.
S&P 500 Index Total Return	1.03%	8.41%	11.17%	28.97%	55.70%	127.38%
Alerian MLP Total Return Index	-2.61%	3.65%	2.89%	22.01%	47.68%	264.74%
S&P 500 Utilities Index Total Return	-3.10%	4.37%	3.23%	12.32%	39.22%	65.88%
DJ-UBS Commodity TR Index	2.07%	-3.99%	-4.70%	-11.83%	-18.42%	18.92%

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of December 6, 2013 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the total return on the ETN will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Index Comparison

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated periods as of December 6, 2013. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the return on the ETN will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

Index Constituents
Top 10 Index Constituents

Name	% Weight
Williams Partners LP	5.28
Regency Energy Partners LP	5.21
TC Pipelines LP	5.15
Enterprise Products Partners LP	5.13
Crosstex Energy LP	5.09
ONEOK Partners LP	5.08
Atlas Pipeline Partners LP	5.04
MarkWest Energy Partners LP	5.03
DCP Midstream Partners LP	5.02
Targa Resources Partners LP	5.00
Source: Alerian, As of September 20, 2013

Benefits of Investing
–	Exposure to a portfolio of natural gas MLPs through a single investment.
–	Income via variable quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Index, less fees. If the MLPs do not make distributions or those distributions do not overcome the investor fees, then investors will not receive any coupons.
–	Tax administration: the coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Alerian Natural Gas MLP Index ETN

Selected Risk Considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–

You may lose some or all of your principal - The ETRACS ETNs are fully exposed to any decline in the level of the Index, as measured by the VWAP Level. If the increase in the level of the Index, as measured by the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset the negative effect of the Annual Tracking Fee and Redemption Fee Amount, if applicable, less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, or if the level of the Index, as measured by the Final VWAP Level, is less than the Initial VWAP Level, you will lose some or all of your investment at maturity or call, or upon early redemption.

–

The payment on the ETRACS ETNs is linked to the VWAP Level, not to the closing level of the Index and not to the published intraday indicative value of the ETRACS ETNs - Your payment at maturity or call, or upon early redemption, is linked to the performance of the VWAP Level, as compared to the Initial VWAP Level. Although the VWAP Level is intended to track the performance of the Index, the calculation of the VWAP Level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or call, or upon early redemption of your ETRACS ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index. In addition, the intraday indicative value of the ETRACS ETNs calculated and published by the NYSE will be based on the intraday indicative values of the Index instead of the VWAP Levels of the Index.

–	Market risk - The return on the ETRACS ETNs, which may be positive or negative, is linked to the return on the Index as measured by the Index Performance Ratio, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

–

Limited performance history – The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in January 2010. As a result, the Index has a limited performance history, and it is uncertain how the index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the ETRACS ETNs than if the Index had a longer performance history.

–

Credit of UBS - The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs, including any payment at maturity, call or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETRACS ETNs prior to maturity, call or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.

–

Potential over-concentration in a particular industry -There is only one industry - natural gas - related to the MLPs included in the Index. An investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the natural gas industry.

–

A trading market for the ETRACS ETNs may not develop - Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange. Therefore, the liquidity of the ETRACS ETNs may be limited.

–

Minimum redemption amount - You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement. Therefore, the liquidity of the ETRACS ETNs may be limited.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Alerian Natural Gas MLP Index ETN

–

You are not guaranteed a coupon payment - You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fee (which is based on the Annual Tracking Fee). Similarly, you will not receive a coupon payment on a Redemption Date or Call Settlement Date if the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee (which is based on the Annual Tracking Fee), and in the case of a redemption, the Redemption Fee Amount.

–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–

UBS’s Call Right - UBS may elect to redeem all outstanding ETRACS ETNs at any time on any Business Day on or after July 18, 2011, as described under “Specific Terms of the Securities - UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETRACS ETNs.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Alerian Natural Gas MLP Index ETN

Footnotes

1 The issuer credit rating as of November 30, 2013 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

2 “Current Yield (annualized)” equals the most recently paid coupon as of November 30, 2013, annualized and divided by the closing price of the ETN on September 30, 2013, or, if the closing price is not available on that date, then the previous available closing price,and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the ETN. You are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC(http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs.

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

© UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Alerian Natural Gas MLP Index, Alerian Natural Gas MLP Total Return Index, and ANGI are trademarks of Alerian and their use is granted under license from Alerian. Other marks may be trademarks of their respective owners. All rights reserved.

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST	Website: www.etracs.com